Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 333-155979

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008 and the amendment to Zygo’s annual report (Form 10-K/A) filed with the SEC on October 27, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.

The following materials are filed:

1. Investor presentation slides

ESI-Zygo

Creating a Premier Microengineering and Metrology Company

Safe Harbor

This presentation may contain forward-looking statements which are subject to a number of risks and uncertainties. Risks and uncertainties that may affect the forward-looking statements include:

Risks surrounding the proposed combination, including the deal closing;

regulatory or shareholder approval being granted; integration resulting in projected synergies; and retention of key employees post-closing.

The relative strength and volatility of the electronics industry – which is dependent on many factors including component prices, global economic and political stability, and overall demand for electronic devices used in wireless telecommunications equipment, computers, and other consumer and automotive electronics

The ability of the company to respond promptly to customer requirements

The ability of the company to develop, manufacture and successfully deliver new products and enhancements

The ability of the company to achieve anticipated cost reductions and savings

The company’s need to continue investing in research and development

The company’s ability to create and sustain intellectual property protection around its products.

Such risks and uncertainties are discussed in more detail in the company’s annual report on Form 10-K and other interim reports on Form 10-Q.

www.esi.com

Disclosures

Additional Information About the Acquisition and Where to Find It

ESI and Zygo filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”).

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A)

filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s annual report (Form

10-K) filed with the SEC on September 15, 2008 and the amendment to Zygo’s annual report (Form 10-K/A) filed with the SEC on

October 27, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.

www.esi.com

Key Messages

Combination creates a premier microengineering and

metrology company

Both companies better positioned for success as a combined

entity

Complementary capabilities

enhance growth strategy

Increased product portfolio

and addressable market

Greater global scale and

market presence

Merger structure benefits shareholders of both companies

www.esi.com

Combination Creates a Premier, Global Supplier of

Microengineering and Metrology Systems

Pioneer and premier provider of

photonic systems for high volume

microengineering applications

Laser based micro-machining

solutions

Systems engineering for high

volume production systems

Pioneer and leading provider of

high precision metrology

solutions and optical systems

R&D Metrology tools & process

control

High precision optics and

optical systems

Complementary core competencies that accelerate strategies for growth

Increased product portfolio and expanded addressable market

Greater global scale and market presence

www.esi.com

Combination Creates a Premier, Global Supplier of Microengineering and Metrology Systems

	esi	zygo
CY2007 Revenues	▪ $291 million	▪ $167 million
Addressable Market	▪ $650 million	▪ $1,250 million
Product Groups	▪ Semiconductor ▪ Micromachining ▪ Passive Components	▪ Metrology ▪ Optical systems & components
Core Competencies	▪ Photonics – microengineering ▪ Optics & illumination ▪ Systems engineering ▪ High volume manufacturing	▪ Photonics – metrology ▪ Optics – precision components & systems ▪ Process Control ▪ Instrument tools
End Markets	▪ Semiconductor manufacturing ▪ High precision manufacturing ▪ Microelectronics	▪ Industrial ▪ Medical ▪ Defense ▪ Semiconductor ▪ Flat panel display esi better performance. better yields.
www.esi.com
zygo

Complementary Core Competencies Enhance

Strategy for Growth

Zygo brings to ESI

Access to differentiated technology for

precision inspection, measurement, &

metrology

World class optics capability

Expanded presence in medical,

industrial, security and other targeted

markets

ESI brings to Zygo

Proven experience, size, and reputation

for high volume production systems

Access to systems engineering,

expertise, sales & support infrastructure

Expanded presence in Asia, especially

Korea and Japan

www.esi.com

Enhancing Future Growth and Profitability

Merger supports Zygo’s systems growth strategy

Zygo accesses ESI’s leadership in system integration, expertise, sales and support infrastructure

Creates future micro-machining application opportunities

ESI accesses Zygo’s world class metrology and optics

Expands ESI’s addressable markets

Opens up semiconductor, microelectronics, medical and industrial markets already targeted by ESI

Provides opportunity for Cost Synergies

Targeting $5-7M in cost synergies in first full year

Public company costs, infrastructure,

supply chain, administrative support

www.esi.com

Merger Creates a Stronger Industry Player

CY2007 Revenue

0

200

400

600

GSI

+

Coherent

Newport

Veeco

Orbotech

Rofin-Sinar

442

291

167

Cymer

FEI

Rudolph

Nanometrics

458 478 503 522

593 598

402

361

160

146

GSI figure includes Excel Technology $ millions

www.esi.com

Solid Historical Financial Performance

Pro Forma Historical Revenue

344 410 458 100 200 300 400 500

2005 2006 2007

Source: company filings and ESI estimates

Excludes stock compensation & purchase accounting

Dollar values in $ millions

Pro Forma Historical Gross Profit

143 175 200 42.6% 41.5% 43.7% 50 100 150 200

2005 2006 2007

40.0%

42.0%

44.0%

Pro Forma Historical EBITDA

44

56

66

20

40

60

80

2005 2006 2007

www.esi.com

Capturing Benefits of Scale

- Diversified revenue stream reduces business group cyclicality impact
- Increased revenues and cost savings lower the relative breakeven point
- Deal structure enables stronger strategic platform and maintains strong balance sheet

2007 Revenues by Product Group, pro forma combined


Passive Components
Metrology
Interconnect & Micromachining
Optics
Semiconductor Products
Total Revenue: $458M

2007 Revenues by Geography, pro forma combined


Europe
Americas
Asia
Total Revenue: $458M

FY 2008 Revenues by End Market, pro forma combined*


Electronics
Industrial/Other
Semiconductor
Total Revenue: $456M

* FY 2008 revenues include ESI FY08 revenues, ended March 2008, annualized to a 12-month year. Zygo's FY08 ended June 2008.

better performance. better yields.
www.esi.com

Transaction Overview

Transaction Type Stock for Stock Merger

Exchange Ratio 1.0233 ESI share / 1 Zygo share

Ownership Split 60% ESI 40% Zygo

Combined Equity Value $455M*

Expected Close Q1 Calendar 2009

Approvals Required HSR, SEC, Shareholders

* As of October 15, 2008. Actual combined equity value will depend on ESIO share price at the time the transaction closes.

www.esi.com

A reasonable premium to Zygo shareholders

Time Frame Premium

One Day 36%

One Week 38%

One Month 26%

Six Months 39%

One Year 49%

Two Years 47%

Three Years 46%

www.esi.com

Delivering Shareholder Value

Combination of ESI and Zygo creates a differentiated and sizeable photonics systems company

Accelerates complementary growth strategies of both companies

Expected to be accretive in the first fiscal year on a non-GAAP basis

Annual synergy benefit of $5-7 million after integration

Minimal organizational and product overlap reduces integration risk

Projected cash balance of over $200 million enables potential share repurchase, strategic investments, and financial stability

Increased scale and diversified revenue stream better positions company for success in challenging global markets

Complementary core competencies, similar cultures and friendly merger

www.esi.com

Why Now?

Forms a stronger, better-capitalized company able to be more successful through the current downturn and in the long term

Provides Zygo a needed partner to help exploit its technology in a high volume production environment

Increased diversification provides partially mitigates impact of cyclical industries

Transaction structure enables stronger platform for future

value creation and shareholder returns

www.esi.com

Summary

Combination creates a premier microengineering and

metrology company

Both companies better positioned for success as a combined

entity

Complementary capabilities

enhance growth strategy

Increased product portfolio

and addressable market

Greater global scale and

market presence

Merger structure benefits shareholders of both companies

www.esi.com

ESI

Company Overview

Focused on Technology Leadership

ESI is a pioneer & premier provider of photonic-based systems for high-volume micro-engineering applications.

The company leverages its technology leadership to enable

better performance & yields for its global customers.

www.esi.com

ESI at a Glance

- Headquarters: Portland, Oregon
- CY 2007 Revenue: ~$291M
- CY2007 EBITDA: $47M
- Employees: ~700
- IP Position: >600 patents
- Markets: semiconductor, micro-engineering, passive components
- Addressable Market: ~$650M
- Global Presence: Sales and support in U.S., Europe, Asia


esi



esi better performance. better yields.
www.esi.com

zygo

Global Customer Base

Europe

9% Asia

75%

U.S.

16%

www.esi.com

ESI Core Competencies

ESI uniquely possesses the core competencies to design, manufacture &

market integrated solutions that direct & characterize photons for high-volume-manufacturing applications.

Automation & Micro Handling

Systems Engineering

Optics & Illumination

Vision Algorithms

Laser Beam Positioning

Laser/Material Interaction

Direct

Photons

Characterize

Photons

Integrate

Solutions

www.esi.com

Leveraging Competencies Across Market Segments

Common competencies enable ability to address multiple

applications & markets

Differentiated capability enables leadership

Wafer

Singulation

Optical Test

Electrical

Test

Micro-

Machining

High-Density

Interconnect

LCD Repair

LED Wafer

Scribing

TFOS

Memory

Repair

Systems

Engineering

Automation

& Material

Handling

Vision

Algorithms

Optics &

Illumination

Laser

Material

Interaction Laser Beam

Positioning

www.esi.com

ESI Business Profile

Semiconductor Products Group

Memory repair

Thin film on silicon trimming (TFOS)

LED wafer scribing

LCD repair

Wafer singulation

Interconnect & Micromachining Group

High-density interconnect

Flex Circuits

IC Packaging

Micro-Machining

Passive Components Group

Electrical test

Optical test

Strong position across addressed markets.

www.esi.com

Miniaturization & Complexity Drive Growth

Semiconductor Products Group (SPG)

Rising memory bit growth

Increasing wafer density

Interconnect & Micromachining Group (IMG)

Smaller, more complex designs

Transition from traditional tools to micro-machining

laser systems

Passive Components Group (PCG)

Increasing functionality & miniaturization of electronic

devices

Jump in device volume & required capacitance

Flex Circuit

MLCCs

Silicon Wafer

www.esi.com

Photonics-Centered Growth Strategy

Leverage core competencies to be the market leader across multiple new & established markets & applications

Grow share in established markets

Enhance leadership positions with

advanced technologies that deliver

higher performance & yields

Expand addressable market

Enter into adjacent applications

within existing markets

Extend existing applications &

technology into adjacent markets

www.esi.com

Growth Strategy Execution

$195M*

FY’06 Revenue in Millions

Passives

$42M

Micro

Machining

$30M

Semi

$123M

$237M*

FY’07 Revenue in Millions

Passives

$64M

Micro

machining

$44M

Semi

$128M

$302M*

FY’08 Revenue in Millions

Passives

$84M

Micro

machining

$67M

Semi

$152M

*Revenue calculated based on trailing four quarters at March 2008 fiscal year end, excluding June 2007

www.esi.com

ZYGO

Company Overview

Zygo Corporation

High Precision Technology Solutions

ZYGO is a leading provider of high precision metrology

solutions and optical systems

A worldwide center of excellence in process control

and R&D metrology tools

A global leader in high precision optics and optical

systems

ZYGO products serve a wide variety of end markets

including semiconductor, flat panel display, defense &

aerospace, medical, industrial and other

38 years of leadership in metrology and optical systems

28

www.esi.com

Zygo at a Glance

Founded in 1970

Headquartered in Middlefield, CT

CY2007 Revenue - $167M

CY2007 EBITDA - $19M

Employees - ~600

Addressable Market: $1,250M

Markets: Semiconductor, Flat

Panel, Medical, Aero/Defense,

Industrial

29

www.esi.com

Building Powerful, Versatile Tools

Utilizing core interferometry technology within versatile tools capable of making a variety of measurements

Optical

Interference

Dimensions

Roughness

Form

Films

Optical

Performance

30

www.esi.com

Strong, Differentiated IP and Unrivaled Pool of Talent

Data provided by 1790 Analytics.

US Patents Issued (Cumulative)

One of the Top 15 Inventive Stocks for 20071

1: As published in BusinessWeek, January 8, 2007

Pipeline Quality measures the impact, originality, and generality of a company’s patent portfolio. The average Pipeline

Quality value for the whole patent system is 1. A number above that reflects above average patent performance.

Diversified machinery 1.59 8.7 Cummins CMI

Scientific instruments 1.6 27.4 Newport NEWP

Scientific instruments 1.61 19.0 ZYGO ZIGO

Pharmaceuticals 1.94 17.2 Wyeth WYE

Computer systems 1.95 4.4 Palm PALM

Conglomerate 1.95 17.2 3M MMM

Computer peripherals 2.01 21.4 Intermec IN

Auto parts 2.07 15.9 Magna International MGA

Packaging & containers 2.32 20.0 Pactiv PTV

Textile Industrial 2.4 15.7 Albany International AIN

Semiconductor 2.44 11.0 Amkor Technology

Pollution & treatment controls 2.72 21.9 Donaldson DCI

Business software 2.97 24.1 MicroStrategy MSTR

Recreational vehicles 3.06 16.1 Polaris Industries PII

Oil & gas equipment 3.52 13.9 Grant Prideco GRP INDUSTRY PIPELINE

QUALITY P-E RATIO COMPANY Inventive Stocks for 2007 8

27

33

43

79

109

136

165

2000 2001 2002 2003 2004 2005 2006 2007

31

www.esi.com

Unparalleled Reputation and Committed Customers

Medical, Industrial & Other Defense & Aerospace Semiconductor & Flat Panel

Customers view ZYGO as the preeminent leader in the optics and metrology industries

www.esi.com

32

Broad Range of End Markets

Medical

Industrial & Other Defense & Aerospace

Semiconductor

Flat Panel Display

Where nano-scale meets industrial

and consumer needs

www.esi.com

33

Positioned for Growth Driven by Nano-Scale Adoption

Increasing global investment in nano-scale products across numerous areas

Government, industrial, commercial, laboratory and scientific research

ZYGO is poised to benefit from accelerating trend toward nano-scale products

Require ultra-high manufacturing precision

Industrial and consumer needs are evolving into ZYGO’s sweet spot

ZYGO’s value proposition directly

enhanced

Semiconductor fabrication metrology and

inspection

Flat panel display

Optical subassemblies

ZYGO is focused on creating new

opportunities via active investments

In-line opportunities

Optical subassemblies

ZYGO: Growing in a Shrinking World

Global Nanotechnology Market Forecast

2006-2011 CAGR: 19.4%

$0

$5,000

$10,000

$15,000

$20,000

$25,000

$30,000

2005 2006 2007 2008 2009 2010 2011

Source: BCC Research

$, in millions

www.esi.com

34

$167mm

CY07 Revenue

~70%

In-line Tools PPS Instruments Electro-Optics Components

Zygo’s Business Profile

Metrology Solutions Division Optical Systems Division

~30%

Gross Profit Target: 45% – 55%

High sales & RD&E costs

Operating Profit Target > 15%

Gross Profit Target : 25% – 45%

Low sales and RD&E costs

Operating Profit Target: 15%

Growth Initiatives Core Business Core Business

www.esi.com

35

Zygo’s Growth Strategy

Leveraging Core Technology to Provide High-Value Systems

Leverage optical components expertise into optical assemblies

ASP = X ASP = 10X

Bring instrument technology to production floor for in-line usage

Metrology Instruments

ASP = $100-150K Metrology Production Floor Tools

ASP = $1-1.5mm

www.esi.com

36

Leveraging Core Technology Over Multiple Markets

Strong foundation of core

metrology and optics technology

Core technology applied to target

diverse markets and applications

Leveraging core technology to

address high volume in-line

opportunities (e.g. semiconductor

and flat panel display)

37

www.esi.com